

Mail Stop 4720

April 7, 2016

Gregory L. Probert
Chief Executive Officer
Nature's Sunshine Products, Inc.
2500 West Executive Parkway, Suite 100
Lehi, UT 84043

>   **Re: Nature's Sunshine Products, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 15, 2016**
>   **File No. 001-34483**

Dear Mr. Probert:

      We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Please contact Michael Gershon at (202) 551-6598 or Joseph McCann at (202) 551-6262 with any questions.

>   Sincerely,
>
>   /s/ Joseph McCann for
>
>   Suzanne Hayes
>   Assistant Director
>   Office of Healthcare and Insurance

cc: Richard D. Strulson, Esq.